UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 02, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 September 2023
Exhibit No. 2	Total Voting Rights dated 01 September 2023
Exhibit No. 3	Transaction in Own Shares dated 04 September 2023
Exhibit No. 4	Transaction in Own Shares dated 05 September 2023
Exhibit No. 5	Transaction in Own Shares dated 06 September 2023
Exhibit No. 6	Transaction in Own Shares dated 07 September 2023
Exhibit No. 7	Block Listing application dated 07 September 2023
Exhibit No. 8	Transaction in Own Shares dated 08 September 2023
Exhibit No. 9	Transaction in Own Shares dated 11 September 2023
Exhibit No. 10	Transaction in Own Shares dated 12 September 2023
Exhibit No. 11	Transaction in Own Shares dated 13 September 2023
Exhibit No. 12	Transaction in Own Shares dated 14 September 2023
Exhibit No. 13	Director/PDMR Shareholding dated 14 September 2023
Exhibit No. 14	Transaction in Own Shares dated 15 September 2023
Exhibit No. 15	Transaction in Own Shares dated 18 September 2023
Exhibit No. 16	Transaction in Own Shares dated 19 September 2023
Exhibit No. 17	Director/PDMR Shareholding dated 19 September 2023
Exhibit No. 18	Transaction in Own Shares dated 20 September 2023
Exhibit No. 19	Transaction in Own Shares dated 21 September 2023
Exhibit No. 20	Transaction in Own Shares dated 22 September 2023
Exhibit No. 21	Director/PDMR Shareholding dated 22 September 2023
Exhibit No. 22	Transaction in Own Shares dated 25 September 2023
Exhibit No. 23	Transaction in Own Shares dated 26 September 2023
Exhibit No. 24	Transaction in Own Shares dated 27 September 2023
Exhibit No. 25	Transaction in Own Shares dated 28 September 2023
Exhibit No. 26	Transaction in Own Shares dated 29 September 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 02, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

01 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	31 August 2023
Number of ordinary shares purchased:	7,120,779
Highest price paid per share:	149.9000p
Lowest price paid per share:	147.6000p
Volume weighted average price paid per share:	148.7582p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,375,660,982 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,375,660,982) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0266L_1-2023-8-31.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 185,095,056 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 147.7570p per ordinary share.

- ENDS -

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Investor Relations                                           Media Relations

James Johnson +44 (0) 20 7116 7233         Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 2

1 September 2023

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 August 2023, Barclays PLC's issued share capital consists of 15,375,660,982 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 15,375,660,982 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

Exhibit No. 3

04 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	01 September 2023
Number of ordinary shares purchased:	7,021,147
Highest price paid per share:	149.9600p
Lowest price paid per share:	147.9800p
Volume weighted average price paid per share:	149.1994p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,368,657,560 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,368,657,560) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1902L_1-2023-9-1.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 192,116,203 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 147.8097p per ordinary share.

- ENDS -

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Investor Relations                                           Media Relations

James Johnson +44 (0) 20 7116 7233        Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 4

05 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	04 September 2023
Number of ordinary shares purchased:	6,912,512
Highest price paid per share:	151.6000p
Lowest price paid per share:	149.8600p
Volume weighted average price paid per share:	150.6989p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,361,762,859 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,361,762,859) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3387L_1-2023-9-4.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 199,028,715 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 147.9100p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 5

06 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	05 September 2023
Number of ordinary shares purchased:	6,939,182
Highest price paid per share:	151.3000p
Lowest price paid per share:	148.3800p
Volume weighted average price paid per share:	150.2186p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,354,835,647 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,354,835,647) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4774L_1-2023-9-5.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 205,967,897 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 147.9878p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 6

07 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	06 September 2023
Number of ordinary shares purchased:	6,878,843
Highest price paid per share:	150.3400p
Lowest price paid per share:	148.1600p
Volume weighted average price paid per share:	149.3163p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,348,005,299 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,348,005,299) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6363L_1-2023-9-6.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 212,846,740 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 148.0307p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 7

  07 September 2023

Barclays PLC - Block Listing

Barclays PLC (the 'Company') announces that an application has been made to the Financial Conduct Authority and the London Stock Exchange for the block listing of 160,000,000 ordinary shares of 25 pence each in the capital of the Company (the 'Shares') to trade on the London Stock Exchange and to be admitted to the Official List.

The Shares will be issued and allotted under the Barclays Group Share Incentive Plan (20,000,000 Shares) and the Barclays Group SAYE Share Option Scheme (140,000,000 Shares).

When issued, the Shares will rank equally with the existing issued Shares of the Company.

Admission is expected to be effective on 08 September 2023.

- Ends -

For further information, please contact:

Investor Relations James Johnson +44 (0)20 7116 7233	Media Relations Jon Tracey +44 (0)20 7116 4755

About Barclays
Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website home.barclays

Exhibit No. 8

08 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	07 September 2023
Number of ordinary shares purchased:	6,697,549
Highest price paid per share:	149.7200p
Lowest price paid per share:	147.8200p
Volume weighted average price paid per share:	148.9096p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,343,010,210 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,343,010,210) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7849L_1-2023-9-7.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 219,544,289 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 148.0575p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 9

11 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	08 September 2023
Number of ordinary shares purchased:	6,603,808
Highest price paid per share:	148.6800p
Lowest price paid per share:	145.9400p
Volume weighted average price paid per share:	147.3494p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,336,417,220 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,336,417,220) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9326L_1-2023-9-10.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 226,148,097 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 148.0369p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 10

12 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	11 September 2023
Number of ordinary shares purchased:	6,598,393
Highest price paid per share:	150.5600p
Lowest price paid per share:	148.6600p
Volume weighted average price paid per share:	149.6499p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,329,845,339 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,329,845,339) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0756M_1-2023-9-11.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 232,746,490 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 148.0826p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 11

13 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	12 September 2023
Number of ordinary shares purchased:	6,578,830
Highest price paid per share:	153.6800p
Lowest price paid per share:	150.8000p
Volume weighted average price paid per share:	152.3536p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,323,308,346 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,323,308,346) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2268M_1-2023-9-12.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 239,325,320 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 148.2000p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 12

14 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	13 September 2023
Number of ordinary shares purchased:	4,472,083
Highest price paid per share:	157.0000p
Lowest price paid per share:	154.0600p
Volume weighted average price paid per share:	155.6913p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,318,850,846 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,318,850,846) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3728M_1-2023-9-13.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 243,797,403 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 148.3374p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 13

                                                                                                14 September 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Grant of options over Shares under the Barclays Group SAYE Share Option Scheme
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.17	9,512
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	13 September 2023
f)	Place of the transaction	Outside a trading venue

For further information please contact:

Investor Relations	Media Relations
Adam Strachan +1 212 526 8442	Jonathan Tracey +44 (0)20 7116 4755
James Johnson +44 (0)20 7116 7233

Exhibit No. 14

15 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	14 September 2023
Number of ordinary shares purchased:	6,598,393
Highest price paid per share:	160.4400p
Lowest price paid per share:	156.8200p
Volume weighted average price paid per share:	158.7408p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,312,287,322 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,312,287,322) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5204M_1-2023-9-14.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 250,395,796 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 148.6116p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Adam Strachan +1 212 526 8442                 Jonathan Tracey +44 (0) 20 7116 4755

James Johnson +44 (0) 20 7116 7233

Exhibit No. 15

18 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	15 September 2023
Number of ordinary shares purchased:	6,598,393
Highest price paid per share:	163.1600p
Lowest price paid per share:	160.3200p
Volume weighted average price paid per share:	161.9298p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,305,707,262 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,305,707,262) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6764M_1-2023-9-15.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 256,994,189 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 148.9535p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 16

19 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	18 September 2023
Number of ordinary shares purchased:	8,038,100
Highest price paid per share:	161.9800p
Lowest price paid per share:	158.5800p
Volume weighted average price paid per share:	160.3688p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,297,704,688 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,297,704,688) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8309M_1-2023-9-18.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 265,032,289 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 149.2997p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 17

19 September 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares").

1.     On 15 September 2023 the Trustee notified the Company that on 15 September 2023 it delivered Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration for the three month period to 30 September 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

1.   Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.626 per Share	221,017
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.626 per Share	115,150
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 24 May 2022. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.626 per Share	138,376
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.626 per Share	65,037
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Global Head of the Corporate and Investment Bank and President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.626 per Share	233,794
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.626 per Share	127,068
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.626 per Share	92,250
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.626 per Share	43,358
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kirsty Everett
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 30 August 2023. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.626 per Share	46,125
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.626 per Share	21,679
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, Barclays UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.626 per Share	53,136
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.626 per Share	24,974
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Global Head of Consumer Banking and Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 21 February 2023. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.626 per Share	76,875
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.626 per Share	36,132
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.626 per Share	119,503
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.626 per Share	56,167
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 17 November 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.626 per Share	107,626
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.626 per Share	50,585
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 27 August 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.626 per Share	53,813
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.626 per Share	25,293
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 June 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2023. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.626 per Share	34,594
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.626 per Share	16,260
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-15
f)	Place of the transaction	London Stock Exchange (XLON)

- ENDS -

For further information, please contact:
Investor Relations	Media Relations
Marina Shchukina +44 (0) 20 7116 2526	Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 18

20 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	19 September 2023
Number of ordinary shares purchased:	8,051,475
Highest price paid per share:	160.0400p
Lowest price paid per share:	157.7800p
Volume weighted average price paid per share:	159.3159p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,289,684,153 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,289,684,153) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9807M_1-2023-9-19.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 273,083,764 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 149.5950p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 19

21 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	20 September 2023
Number of ordinary shares purchased:	8,109,280
Highest price paid per share:	162.1400p
Lowest price paid per share:	159.7200p
Volume weighted average price paid per share:	160.6580p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,281,606,939 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,281,606,939) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1310N_1-2023-9-20.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 281,193,044 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 149.9141p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 20

22 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	21 September 2023
Number of ordinary shares purchased:	8,109,280
Highest price paid per share:	157.8000p
Lowest price paid per share:	153.8000p
Volume weighted average price paid per share:	155.8260p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,273,541,703 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,273,541,703) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2862N_1-2023-9-21.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 289,302,324 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 150.0798p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 21

22 September 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") of which it was notified on 20 September 2023:

1.   the reinvestment of the half year dividend for 2023 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service, the transaction having taken place on 20 September 2023;
2.   the reinvestment of the half year dividend for 2023 by the trustee of the Barclays Group Share Incentive Plan, the transaction having taken place on 20 September 2023; and
3.   disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service, the transaction having taken place on 20 September 2023.

The number of Shares received by PDMRs and the transaction price of those Shares are as follows:

1 and 2. Reinvestment of dividend

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2023 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.6212 per Share	6,260
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2023 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5823 per Share	113
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer and Chief Executive of Barclays Execution Services
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2023 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.6212 per Share	4,723
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2023 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5823 per Share	105
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2023 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5823 per Share	55
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2023 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5823 per Share	140
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

3. Sale of Shares

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6159 per Share	35,180
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2023-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations                                                       Media Relations

Marina Shchukina +44 (0) 20 7116 2526                Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 22

25 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	22 September 2023
Number of ordinary shares purchased:	8,109,280
Highest price paid per share:	158.5200p
Lowest price paid per share:	154.9800p
Volume weighted average price paid per share:	156.8343p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,267,469,270 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,267,469,270) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4342N_1-2023-9-22.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 297,411,604 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 150.2640p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 23

26 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	25 September 2023
Number of ordinary shares purchased:	9,314,922
Highest price paid per share:	157.9000p
Lowest price paid per share:	153.0200p
Volume weighted average price paid per share:	154.8669p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,258,172,560 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,258,172,560) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5924N_1-2023-9-25.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 306,726,526 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 150.4038p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 24

27 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	26 September 2023
Number of ordinary shares purchased:	9,440,995
Highest price paid per share:	161.0000p
Lowest price paid per share:	156.2600p
Volume weighted average price paid per share:	158.8394p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,248,747,568 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,248,747,568) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7510N_1-2023-9-26.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 316,167,521 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 150.6556p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 25

28 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	27 September 2023
Number of ordinary shares purchased:	9,540,956
Highest price paid per share:	160.6600p
Lowest price paid per share:	157.4800p
Volume weighted average price paid per share:	158.7733p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,239,225,090 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,239,225,090) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9039N_1-2023-9-27.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 325,708,477 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 150.8934p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                          Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755

Exhibit No. 26

29 September 2023

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 28 July 2023:

Date of purchase:	28 September 2023
Number of ordinary shares purchased:	9,540,956
Highest price paid per share:	159.0000p
Lowest price paid per share:	156.9200p
Volume weighted average price paid per share:	157.9456p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 15,229,686,157 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,229,686,157) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0779O_1-2023-9-28.pdf

Since the commencement of the share buy-back programme announced on 28 July 2023, the Company has purchased 335,249,433 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 151.0941p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                   Jonathan Tracey +44 (0) 20 7116 4755